FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June, 2016

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated June 2, 2016, announcing Sky Net Selects Gilat’s Network for Cellular Backhaul in Myanmar

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated June 02, 2016	By:	/s/ Ran Tal
Ran Tal
VP General Counsel

Gilat Satellite Networks Ltd. 21 Yegia Kapayim St., Kiryat Arye Petah Tikva 49130, Israel Tel: (972) 3 925-2000 Fax: (972) 3 925-2222 www.gilat.com

Sky Net Selects Gilat’s Network
for Cellular Backhaul in Myanmar

Sky Net and Gilat win MNO bid for quick deployment of cellular networks under some of the most challenging equatorial terrain and climatic conditions

Petah Tikva, Israel, June 2, 2016 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that Sky Net, a leading Myanmar TV station and systems integrator, selected Gilat’s network for cellular backhaul in Myanmar.

Sky Net and Gilat won the bid of a prominent Mobile Network Operator (MNO) for a turnkey solution for satellite-based cellular backhaul. The MNO is one of four licensed operators in Myanmar, collectively tasked with reaching 90% of the country by 2020.
Gilat is involved in several satcom projects in Myanmar as well as with a foreign subsidiary of the MNO.

“We found an excellent local partner in Sky Net to deliver value to the Myanmar market,” said Abhay Kumar, Gilat’s Regional Vice President – Asia. "Together, we offer the best technology, the fastest rollout schedule and the most flexible agreement.”
About Sky Net
Sky Net, a subsidiary of Shwe Than Lwin Media Co. Ltd., is a leading Myanmar TV station and systems integrator with approximately 2,000 employees. Sky Net, which initiated DTH broadcasting in 2010 and MPS (Multi-Play Services) in 2011, uses satellite communications to assure complete countrywide coverage.

Sky Net currently broadcasts over 100 channels, the majority of which are international Pay-TV sports channels including all major football leagues such as Spain La Liga, Italia Series A, German Bundesliga, Barclays Premier League and French League 1. It also acquired media rights to UEFA games (Euro, UEFA Champions and Europa leagues) as well as the FIFA World Cup.
Sky Net also broadcasts in-house channels such as Myanmar International, Myanmar National, Up to Date, Health, Education, Tine Yin Thar (Ethnic Minorities), Police, Parliament (Hluttaw) and Agriculture. The company prides itself on a strong commitment to its customers and a very reasonable fee structure, reflected in its motto, “Sky Net for the People”.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net